                                                              September 20, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.  20549

                                       Re:   TeamStaff, Inc.
                                             Form 10-K for the Fiscal Year ended
                                             September 30, 2005

                                             Form 10-Q for the Fiscal
                                             Quarters ended December 31,
                                             2005, March 31, 2006 And
                                             June 30, 2006

                                             File No.  0-18492

Dear Mr. Spirgel:

We are responding to your letter dated August 24, 2006 concerning your review of our supplemental response letter of August 8, 2006 on the above filings. Please be advised that we have been granted a ten (10) business day extension by Nicole
Holden, Staff Accountant, to respond to your letter. We offer the following in response:

     1.   We agree that, in accordance with SFAS 141 paragraphs 37 and 39, the trademark of RS Staffing is an identifiable intangible asset not subject to amortization apart from goodwill. Although we believe the trade name has value in the government staffing segment, its value is approximately $370,000 based upon the historical spending on advertising and promotion limits. Due to the insignificance of the amount (.74% of total assets at September 30, 2005) we don't believe revising prior filings is material, and accordingly we will separate the trade name from goodwill in future filings in accordance with paragraphs 42 and 43 of SFAS 142 and will reclassify the items on the comparative balance sheet for the fiscal year ended September 30, 2005
          (the year in which the acquisition was made). Because of the profitability of RS Staffing and the continued indefinite life of the trade name, management determined that an impairment in value did not exist at September 30, 2005. Additionally, impairment testing of both the trade name and goodwill will be performed by an outside valuation firm for the fiscal year ended September 30, 2006.

     2.   We agree with your comment and will enhance our discussion in the MD&A of the factors used by management in determining the realizability of the deferred tax asset in future filings.

In connection with our responses to the comments made by the staff of the
Commission we acknowledge that:

          1.   we are responsible for the adequacy and accuracy of the
               disclosure in the filings;

          2.   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          3.   we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal security laws of the United States.

We believe that we have been responsive to your comments and questions. Please contact me at 732-748-3202 with additional comments or questions.

                                 Very truly yours,

                                 TEAMSTAFF, INC.

                                 --------------------------
                                 Rick J. Filippelli